i-80 Gold Corp.

Request for Financial Statements

2022

In accordance with National Instrument 51-102 – *Continuous Disclosure Obligations,* registered and beneficial shareholders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis ("MD&A") or interim financial statements and the corresponding MD&A, or both.

If you wish to receive these documents by mail, please return this completed form to:

TSX Trust Company
301 - 100 Adelaide Street West
Toronto ON M5H 4H1
or fax to 416-595-9593

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com.

Please send me: ☐ Annual Financial Statements with MD&A

☐ Interim Financial Statements with MD&A

PLEASE PRINT

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FIRST NAME LAST NAME

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ADDRESS

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CITY PROVINCE/ STATE POSTAL / ZIP CODE

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COUNTRY

SIGNED: ____________________________
(Signature of Shareholder)